UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2015

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People’s Republic of China
Fax number: +86 10 5758-6834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Change of Board Members

Change of Board Members

The Company announced the resignation of Mr. Songhua Zhang as an independent director of the board and all board committee positions which he held.  Ms. Jun Deng was appointed as an independent director of the board as well as member of the audit committee, effective as of September 7, 2015.

Prior to joining us, Ms. Deng was a founder of CEEP (Beijing) Investment Co., Ltd. and has served as its legal director and executive director since 2012. Prior to that, Ms. Deng practiced law at Beijing Dadu Law Firm from 2000 to 2003, at Mishcon de Reya from 2004 to 2005, and at Beijing Dacheng Law Firm from 2006 to 2011. Ms. Deng worked at the Research and Development Center for SourthWest Securities from 1997 to 2000 as an analyst covering pharmaceutical industry and health care sector. Ms. Deng received an MBA degree from Oxford University in 2004, a master’s degree in law from Peking (Beijing) University in 2003 and a bachelor’s degree from Beijing Medical University (Peking University Health Science Centre) in 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Jason Ma
	Name:	Jason Ma
	Title:	Acting Chief Financial Officer

Date: September 8, 2015